Filed by The Bank of Yokohama, Ltd
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number: 333-207913) and
The Higashi-Nippon Bank, Limited (File Number: 333-207913-01)
Dated November 16, 2015

Information Meeting - Appendix -(Excerpt)

Nov 16, 2015
The Bank of Yokohama, Ltd.

History and Outline of The Higashi-Nippon Bank, Limited

History

1924 Established as Tokiwa Mujin Corporation in Mito City,
Ibaraki Prefecture 1951 Changed corporate name to Tokiwa
Sogo Bank 1972 Listed on the Second Section of the Tokyo
Stock Exchange 1973 Listed on the First Section of the Tokyo
Stock Exchange 1989 Changed corporate name to The
Higashi-Nippon Bank, Limited and converted to an ordinary
bank 2014 Celebrated its 90-year Anniversary on April 5,
2014

Outline

As of Sep 30, 2015

Total assets: JPY2,146.8 Bn Total deposits: JPY1,887.7 Bn
Total loans: JPY1,602.9 Bn Number of employees: 1,468 Number of branches: 82 (domestic)

Deposits (as of Sep 30, 2015) (in billions of yen)

Public Funds 78.6 (4.1%)

Corporate 609.3 (32.2%)

Financial Institution 17.2 (0.9%)

Personal 1,182.4 (62.6%)

Loans (as of Sep 30, 2015) (in billions of yen)

The Others 226.8 (14.1%)

Personal 240.7 (15.0%)

SMEs 1,135.3 (70.8%)

Total Deposits = JPY1,887.7 Bn Total Loans = JPY1,602.9 Bn
App-3

The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank,
Limited have filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the "SEC") in
connection with the proposed joint share transfer. The Form
F-4 contains a prospectus and other documents. The
registration statement on Form F-4 has been declared
effective, and The Bank of Yokohama, Ltd. and The
Higashi-Nippon Bank, Limited have arranged to mail the
prospectus contained in the Form F-4 to their respective
U.S. shareholders prior to the shareholders' meeting at
which the proposed joint share transfer will be voted upon.
The Form F-4 and prospectus, as they may be amended from
time to time, contain important information about The Bank
of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, the
joint share transfer and related matters including the terms and conditions of the transaction. U.S. shareholders of The
Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited
are urged to read the Form F-4, the prospectus and other
documents filed with the SEC in connection with the joint
share transfer carefully before they make any decision at
the respective shareholders' meeting with respect to the
joint share transfer. Any documents filed with the SEC in
connection with the joint share transfer are available, free of charge, on the SEC's web site at www.sec.gov. In
addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the
following contact information.

The Bank of Yokohama, Ltd. Corporate Planning Department,
Public Relations Office Tel: 045-225-1141

The Higashi-Nippon Bank, Limited Corporate Planning
Department, Public Relations Office and CSR Tel:
03-3273-4073